DECHERT LLP

1775 I Street, N.W.

Washington, D.C. 20006

(202) 261-3300

August 30, 2012

VIA EDGAR CORRESPONDENCE

Ms. Kimberly Browning

U.S. Securities and Exchange Commission

Division of Investment Management

Washington, D.C. 20549

Re:	Lord Asset Management Trust – Registration Statement on Form N-1A File Nos. 33-75138 and 811-8348

Dear Ms. Browning:

On behalf of Lord Asset Management Trust (the “Trust”), which filed Post-Effective Amendment No. 30 to its Registration Statement on Form N-1A (the “Registration Statement”) pursuant to Rule 485(a) with the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) on June 29, 2012, this letter responds to the comments on the Registration Statement that you provided by telephone to Stephen T. Cohen on August 14, 2012. The Registration Statement relates to the Thomas White International Fund (“International Fund”), Thomas White Emerging Markets Fund (“Emerging Markets Fund”) and Thomas White American Opportunities Fund (“American Opportunities Fund”) (together, the “Funds”).

Throughout this letter, capitalized terms have the same meaning as in the Registration Statement, unless otherwise noted. The responses on behalf of the Trust to each of the comments are set forth below.

Prospectus

1.	“Fees and Expenses of the Fund”:

a.	Comment. With respect to the International Fund and Emerging Markets Fund, please consider adding a reference to the section and page in the Statement of Additional Information (“SAI”) that discusses the sales charge discounts.

Response. The requested change has been made.

b.	Comment. Because the Emerging Markets Fund may invest in other investment companies, please confirm that the Fund’s expenses of investing in shares of acquired funds should not be reflected under “Annual Fund Operating Expenses” in the Fee Table pursuant to Instruction 3(f)(i) of Item 3 of Form N-1A.

Ms. Kimberly Browning

Securities and Exchange Commission

August 30, 2012

Response. The Emerging Markets Fund’s fees and expenses incurred indirectly by the Fund as a result of investments in shares of acquired funds are less than 0.01% of the Fund’s average net assets. As a result, the expenses of investing in shares of acquired funds do not need to be reflected in the “Annual Fund Operating Expenses” under a separate line titled “Acquired Fund Fees and Expenses” in the Fee Table pursuant to Instruction 3(f)(i) of Item 3 of Form N-1A.

c.	Comment. With respect to the International Fund and Emerging Markets Fund, please confirm that those Funds’ Investor Class and Class I shares do not charge Rule 12b-1 fees.

Response. The Trust confirms that the Investor Class and Class I shares of the International Fund and Emerging Markets Fund do not charge Rule 12b-1 fees.

d.	Comment. In the footnotes to the “Annual Fund Operating Expenses” table, please refrain from using the cross reference “(as defined below)”.

Response. The requested change has been made.

e.	Comment. For the International Fund and Emerging Markets Fund, the SEC staff notes that the Class A, Class C and Investor Class shares are not subject to an individual cap, but, rather, the Advisor will apply an equivalent deferral or reimbursement, in an equal number of basis points, for those share classes based on the deferral or reimbursement for the Class I shares. Please confirm that the fee deferral/expense reimbursement may be shown for the Class A, Class C and Investor Class shares.

Response. The International Fund and Emerging Markets Fund have modified the fee deferral/expense reimbursement agreement to impose an expense cap for each of the share classes.

2.	“Example”:

Comment. For the “Example” tables in the Fund summaries for the International Fund and Emerging Markets Fund, please follow the format for disclosing the “Example” tables as set forth in Item 3 of Form N-1A.

Response. The requested change has been made.

Ms. Kimberly Browning

Securities and Exchange Commission

August 30, 2012

3.	“Principal Investment Strategies of the Fund”:

a.	Comment. Please refrain from using generalities and other undefined modifiers (e.g., “primarily,” “predominately,” “most of,” and “larger”) in the descriptions of the principal investments and update the Funds’ principal investment strategies to describe with specificity the principal investments and strategies the Funds will use.

Response. The requested change has been made.

b.	Comment. With respect to the International Fund, please disclose whether the Fund may invest across all market capitalizations.

Response. The prospectus has been revised to disclose that the International Fund may invest across all market capitalizations, but the Fund principally invests in large capitalization companies.

c.	Comment. With respect to the International Fund, please provide a definition for how the Fund determines non-U.S. issuers.

Response. The requested change has been made.

d.	Comment. With respect to each Fund, please discuss the principal type(s) of equity securities in which the Fund may principally invest and include corresponding risk disclosure.

Response. The requested change has been made.

e.	Comment. With respect to the American Opportunities Fund, please clarify that the Fund’s principal investment strategy of investing primarily in U.S. companies represents the Fund’s 80% policy under Rule 35d-1 under the 1940 Act. Please also disclose that the policy of investing 80% of the American Opportunities Fund’s net assets (plus borrowings for investment purposes) in U.S. companies cannot be changed without providing shareholders at least 60 days’ notice. Please provide a definition for how the American Opportunities Fund determines U.S. companies. Also, please disclose that the Fund may invest up to 20% of its assets in non-U.S. companies.

Response. The requested changes have been made.

Ms. Kimberly Browning

Securities and Exchange Commission

August 30, 2012

4.	“Performance”:

Comment. Please remove the footnote following the “Total Annual Returns” bar chart, because Form N-1A does not permit such a footnote.

Response. The footnote has been removed and the disclosure has been included in the lead-in to the “Total Annual Returns” bar chart.

5.	“Additional Information about Principal Investment Strategies”:

Comment. Please confirm that all of the Funds’ principal investment strategies are properly disclosed in the Fund summary sections of the prospectus.

Response. The Trust confirms that all of the principal investment strategies for each Fund are properly disclosed in the Fund summary section of the prospectus.

6.	“Additional Information About Principal Risks”:

Comment. Please remove or re-title the sub-headings “Other Risks” and “General Risks,” because it is unclear as to whether such risks are principal or non-principal risks.

Response. The requested changes have been made.

7.	“Buying Shares of the Funds”:

Comment. Please remove the third sentence of the first paragraph, because the information relating to when a purchase order is received in good order is explained in more detail later in the section.

Response. The requested change has been made.

Statement of Additional Information

8.	“Investment Objectives and Policies”:

a.	Comment. Please revise this section to distinguish principal investment strategies and risk from non-principal investment strategies and risks (e.g., insert headings to differentiate them). Also, confirm in your response letter that all of the Funds’ non-principal investment strategies and risks are described in the SAI in compliance with Item 16(b).

Ms. Kimberly Browning

Securities and Exchange Commission

August 30, 2012

Response. The Trust confirms that all of the non-principal investment strategies and risks of the Funds are described in the SAI in compliance with Item 16(b) of Form N-1A. In response to the SEC staff’s comments, the Trust has revised the Funds’ “Investment Policies” subsection of the SAI by replacing the subsection in its entirety with the following:

Each Fund’s principal investment strategies and the risks associated with the same are described in the “Fund Summary” and “More Information about the Funds” sections of the Prospectus. The following discussion provides additional information about those principal investment strategies and related risks, as well as information about investment strategies (and related risks) that a Fund may utilize, even though they are not considered to be “principal” investment strategies. Accordingly, an investment strategy (and related risk) that is described below, but which is not described in a Fund’s Prospectus, should not be considered to be a principal strategy (or related risk) applicable to that Fund.

b.	Comment. In your response letter, please confirm that each Fund invests less than 5% of its assets in derivatives.

Response. The Trust confirms that each Fund invests less than 5% of its assets in derivatives.

c.	Comment. Under the subsection titled “Loans of Portfolio Securities”, the disclosure indicates that the Funds will continue to be able to exercise voting rights with respect to securities that are loaned. Please confirm this in the response letter.

Response. The Trust confirms that, under the terms of the securities lending arrangement, each Fund retains the right to exercise voting rights of a security when the security is loaned by recalling the security to regain the right to vote the security. The Trust has revised the disclosure to explain that a Fund must regain the right to vote the securities.

d.	Comment. Under the subsection titled “Illiquid and Restricted Securities”, with respect to the 15% threshold for investing in illiquid securities, please disclose each Fund’s obligation to maintain this ceiling should it be exceeded. For example, disclose that the Board will take prompt actions to reduce the amount of illiquid holdings back to 15%.

Response. The Trust will revise the disclosure by adding the following sentence after the first sentence in the first paragraph of the “Illiquid and Restricted Securities” section:

Ms. Kimberly Browning

Securities and Exchange Commission

August 30, 2012

If securities that were liquid at the time of purchase subsequently become illiquid and result in a Fund holding illiquid securities in excess of 15% of its net assets, the Fund will no longer purchase additional illiquid securities and may reduce its holdings of illiquid securities in an orderly manner, but it is not required to dispose of illiquid holdings immediately if it is not in the interest of the Fund.

e.	Comment. Under the subsection titled “Borrowing”, in the second sentence, please add “(not including Sundays and holidays)” after “three days” in order to align the disclosure with Section 18(f)(1) of the 1940 Act.

Response. The requested change has been made.

f.	Comment. Under the subsection titled “Investment Restrictions,” please include additional disclosure that the Funds’ limitation with respect to illiquid securities applies at all times and not just at the time of investment.

Response. The requested change has been made.

Part C and Exhibits

9.	Part C and Exhibits

Comment. Please confirm that all of the material contracts and agreements relating to the Funds are included in the post-effective amendment to be filed pursuant to Rule 485(b) under the 1933 Act. Please confirm in your response that including such contracts and agreements in a filing made pursuant to Rule 485(b) does not constitute a material change that would require the Trust to make a filing pursuant to Rule 485(a).

Response. The Trust confirms that all of the material contracts and agreements relating to the Fund will be included in the post-effective amendment to be filed pursuant to Rule 485(b) under the 1933 Act. The Trust does not believe that including the contracts and agreements should be deemed a material change that would require the Trust to make a filing pursuant to Rule 485(a) under the 1933 Act. In fact, the contracts and agreements were not yet effective as of the date of the initial filing made pursuant to Rule 485(a) under the 1933 Act and, therefore, could not have been filed at that time. We are not aware of any SEC guidance to include contracts and agreements that are not yet in effect and the Trust notes that it is customary practice for mutual funds provide finalized contracts and agreements in registration statements filed pursuant to Rule 485(b). Nevertheless, the Trust will consider the SEC staff’s comment in the future.

Ms. Kimberly Browning

Securities and Exchange Commission

August 30, 2012

*    *    *    *

I trust that the foregoing is responsive to each of your comments.

Please be advised that the undersigned hereby acknowledges, on behalf of the Trust, with respect to the foregoing, that:

•	the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filing that was made;

•

SEC staff comments or changes to disclosure in response to SEC staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing made; and

•	the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *    *

Please note that the Trust has concurrently filed a subsequent Post-Effective Amendment to its Registration Statement on Form N-1A in order to reflect the foregoing responses to the comments that you have provided.

Please do not hesitate to contact the undersigned by telephone at (202) 261-3304 or Patrick W.D. Turley at (202) 261-3364 with any questions or comments you may have regarding the foregoing.

Very truly yours,

/s/ Stephen T. Cohen

Stephen T. Cohen